UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated February 7, 2013,announcing that a reference was made to the stock exchange notice from Sevan Drilling ASA ("Sevan"), dated January 15, 2013.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated February 11, 2013, announcing the completion of the $2.9 billion sale agreement with SapuraKencana Petroleum Berhad ("SapuraKencana").

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated February 11, 2013, disclosing that the Company has been allocated 82,003,000 shares in the private placement of Archer Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: February 13, 2013

By:  /s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Disclosure regarding Sevan Drilling ASA

Hamilton, Bermuda, February 7, 2013 - Reference is made to the stock exchange notice from Sevan Drilling ASA ("Sevan"), dated 15 January, 2013, where Seadrill Limited ("Seadrill") in a private placement had been allocated and subscribed for 81,828,500 shares in Sevan at a subscription price of NOK 3.95. Subsequently, Seadrill received and accepted an offer from a commercial bank to finance these shares. In connection to this, Seadrill has transferred its entire allocation to the same commercial bank and entered into a forward agreement to buy the same number of shares. The forward agreement runs until May 6, 2013 and has a strike price of NOK 3.9815 per share.

Following this transaction, Seadrill will not directly hold any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares or 30.31 percent of the outstanding shares following completion of the private placement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Completion of the US$2.9 billion sale agreement with SapuraKencana

Hamilton, Bermuda, February 11, 2013 - We refer to the press release dated November 5, 2012, which announced the transaction to integrate Seadrill Limited's ("Seadrill") tender rig division into SapuraKencana Petroleum Berhad ("SapuraKencana").

Seadrill and SapuraKencana have today entered into a conditional sale and purchase agreement in relation to the proposed transaction. SapuraKencana will acquire all the tender rigs in Seadrill's fleet except for the West Vencedor, T15, and T16. These three rigs are either owned or planned to be owned by Seadrill Partners LLC. Seadrill will in a transition period in co-operation with SapuraKencana retain the management of all tender rigs that are in operation outside Asia.

The agreed acquisition price is for an enterprise value of US$2.9 billion and includes future capital commitments for newbuildings T17, T18, and West Esperanza. Seadrill will furthermore continue to manage and supervise the construction of the current new building program on behalf of SapuraKencana. In addition, the enterprise value includes all the debt in the tender rig business which is estimated at US$780 million as of February 6, 2013. Seadrill has agreed to pay US$75 million to SapuraKencana at closing to compensate for cash flow from the tender rig business from February 8, 2013 to closing, netted off for lost interest income.

The transaction is expected to close by the end of April 2013.

John Fredriksen, Chairman, President and Director of Seadrill says in a comment, "We are pleased to have reached an agreement with our long-term partner, SapuraKencana, regarding the sale of our tender rig fleet. We look forward to support the integration of the tender rig fleet and are excited to start a new phase of our long and profitable relationship. Seadrill is as a large shareholder of SapuraKencana and is excited to contribute building SapuraKencana into the leading offshore service provider in South East Asia. Seadrill will as stated before use the net proceeds from the transaction to continue to aggressively grow our modern ultra-deep-water and jack-up exposure."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Disclosure regarding Archer Limited

Hamilton, Bermuda, February 11, 2013 - Seadrill Limited ("Seadrill", OSE:SDRL) has today been allocated 82,003,000 shares in the private placement of Archer Limited (the "Company", OSE: ARCHER). The shares were acquired at price US$1.20 per share.  Furthermore, Seadrill will receive 2,811,793 shares in Archer as compensation for underwriting parts of the private placement. Following this purchase and the receipt of the underwriting commission, Seadrill will be the owner of 231,053,239 shares in the Company, corresponding to 39.9% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.